Exhibit 99.2

SOPHiA GENETICS™

VOTE

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Online

Go to **www.investorvote.com/SOPH** or scan the QR code – login details are located in the shaded bar below.

Votes submitted electronically, via proxy cards must be received by June 21, 2023, at 11:59 p.m. EDT/June 22, 2023, at 5:59 a.m. CEST.

SOPHiA GENETICS SA Shareholder Annual General Meeting Notice 1234 5678 9012 345

Important Notice Regarding the Availability of Proxy Materials for SOPHiA GENETICS SA Shareholder Annual General Meeting to be Held on June 26, 2023.

Under Securities and Exchange Commission rules, you are receiving this notice that the proxy materials for the shareholder annual general meeting are available on the Internet. Follow the instructions below to view the materials and vote online or request a copy. The items to be voted on and location of the annual meeting are on the reverse side. Your vote is important!

This communication presents only an overview of the more complete proxy materials that are available to you on the internet. We encourage you to access and review all of the important information contained in the proxy materials before voting. The Annual Report for the financial year 2022 (including the 2022 Management Report, the Annual Financial Statements, the Consolidated Financial Statements, the Compensation Report and the Auditors' Reports) is available electronically to the shareholders as from the date of the Notice on the Company's website at https://ir.sophiagenetics.com/events/event-details/2023-annual-general-meeting. The Annual Report will be mailed on request free of charge to a shareholder. The proxy statement and annual report to shareholders are available at:

www.investorvote.com/SOPH

Easy Online Access — View your proxy materials and vote.

Step 1: Go to **www.investorvote.com/SOPH**
Step 2: Click on the icon on the right to view meeting materials.
Step 3: Return to the investorvote.com window and follow the instructions on the screen to log in.
Step 4: Make your selections as instructed on each screen for your delivery preferences.
Step 5: Vote your shares.

When you go online, you can also help the environment by consenting to receive electronic delivery of future materials.

Obtaining a Copy of the Proxy Materials – If you want to receive a copy of the proxy materials, you must request one. There is no charge to you for requesting a copy. Please make your request as instructed on the reverse side on or before June 05, 2023 to facilitate timely delivery.

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SOPHiA GENETICS SA Shareholder Annual General Meeting Notice SOPHiA GENETICS SA’s Annual General Meeting of Shareholders will be held on Monday, June 26, 2023 at 8:00 a.m. EDT/ 2:00 p.m. CEST at the Offices of SOPHiA GENETICS SA, La Pièce 12, 1180 Rolle, Switzerland Proposals to be voted on at the meeting are listed below along with the Board of Directors’ recommendations. The Board of Directors recommend a vote FOR Proposals 1-9: 1. 2022 Management Report, Annual Financial Statements and Consolidated Financial Statements, Auditors’ Reports The Board of Directors proposes that the Management Report, the Annual Financial Statements and the Consolidated Financial Statements for the fiscal year 2022 be approved, and that the Auditors’ Reports be acknowledged. 2. Discharge of the members of the Board of Directors and the Executive Committee The Board of Directors proposes that the members of the Board of Directors and the Executive Committee be discharged from liability for the financial year 2022. 3. Appropriation of 2022 Financial Result The Board of Directors proposes that the loss of the Company be carried forward to new account. 4. Re-election of the Chairman; election and re-election of the Members of the Board of Directors a. Re-election of Troy Cox (as Chairman and member of the Board) b. Re-election of Jurgi Camblong (as member of the Board) c. Re-election of Tomer Berkovitz (as member of the Board) d. Re-election of Jean-Michel Cosséry (as member of the Board) e. Re-election of Kathy Hibbs (as member of the Board) f. Re-election of Didier Hirsch (as member of the Board) g. Re-election of Vincent Ossipow (as member of the Board) h. Election of Lila Tretikov (as member of the Board) 5. Re-election of the members of the Compensation Committee a. Re-election of Jean-Michel Cosséry b. Re-election of Kathy Hibbs c. Re-election of Vincent Ossipow 6. Election of the Independent Proxy The Board of Directors proposes to elect the notary firm PHC Notaires, in Lausanne, Switzerland, as Independent Proxy for a term of office until completion of the 2024 Annual General Meeting. 7. Re-election of the Statutory Auditor The Board of Directors proposes to re-elect PricewaterhouseCoopers SA as the Company’s statutory auditor for the financial year 2023. 8. Approval of the Compensation of the Board of Directors and the Executive Committee a. Approval of the maximum aggregate amount of compensation of the Board of Directors until completion of the 2024 Annual General Meeting The Board of Directors proposes to approve a maximum aggregate amount of compensation for the members of the Board of Directors of USD 1,942,600 for the period from the 2023 Annual General Meeting to the 2024 Annual General Meeting. b. Approval of the maximum aggregate amount of fixed compensation of the Executive Committee for 2024 The Board of Directors proposes to approve a maximum aggregate amount of fixed compensation for the members of the Executive Committee of USD 2,479,400 for the fiscal year 2024. c. Approval of the maximum aggregate amount of variable compensation of the Executive Committee for 2023 The Board of Directors proposes to approve a maximum aggregate amount of variable compensation for the members of the Executive Committee of USD 12,000,000 for the current fiscal year 2023. 9. Amendments to the Articles of Association a. Change of Statutory Seat The Board of Directors proposes to amend Article 1 (Name, registered office) of our AoA in order to change the Company's registered seat from Saint-Sulpice, Canton of Vaud, to Rolle, Canton of Vaud. b. Capital Range The Board of Directors proposes to replace the current Article 4a (Authorized Share Capital) of our AoA by a new Article 4a (Capital Range). c. Conditional Share Capitals The Board of Directors proposes to amend Article 4b and Article 4c of our AoA. d. Venue The Board of Directors proposes to introduce a new Article 11a in our AoA. e. Jurisdiction The Board of Directors proposes to amend Article 14 of our AoA and introduce a new Article 35a in our AoA. f. Shares and Shareholders Matters The Board of Directors proposes to amend the following provisions of the AoA: Article 8, Article 9, Article 10, Article 11, Article 12, Article 13, Article 14, heading of Section 7 and Article 35. g. Corporate Governance and other matters The Board of Directors proposes to amend the following provisions of the AoA: Article 19, Article 20, Article 25 and heading of Article 25, Article 26, Article 27, Article 29, Article 30 and Article 32. PLEASE NOTE – YOU CANNOT VOTE BY RETURNING THIS NOTICE. To vote your shares you must go online or request a paper copy of the proxy materials to receive a proxy card. Here’s how to order a copy of the proxy materials and select delivery preferences: Current and future delivery requests can be submitted using the options below. If you request an email copy, you will receive an email with a link to the current meeting materials. PLEASE NOTE: You must use the number in the shaded bar on the reverse side when requesting a copy of the proxy materials. — Internet – Go to www.investorvote.com/SOPH — Phone – Call us free of charge at 1-866-641-4276. — Email – Send an email to investorvote@computershare.com with “Proxy Materials Sophia Genetics SA” in the subject line. Include your full name and address, plus the number located in the shaded bar on the reverse side, and state that you want a paper copy of the meeting materials. To facilitate timely delivery, requests for a paper copy of proxy materials must be received by June 05, 2023

*If you choose to vote these shares in person at the meeting, you must request a “legal proxy.” To do so, please follow the instructions at www.ProxyVote.com or request a paper copy of the materials, which will contain the appropriate instructions. Please check the meeting materials for any special requirements for meeting attendance. Smartphone users Point your camera here and vote without entering a control number V1.1 Your Vote Counts! SOPHiA GENETICS SA For complete information and to vote, visit www.ProxyVote.com Control # V18448-P93987 Vote in Person at the Meeting* June 26, 2023 2:00 PM, Local Time Offices of SOPHiA GENETICS SA, La Pièce 12 1180 Rolle, Switzerland You invested in SOPHiA GENETICS SA and it’s time to vote! You have the right to vote on proposals being presented at the Annual General Meeting. This is an important notice regarding the availability of proxy material for the shareholder meeting to be held on June 26, 2023. Get informed before you vote View the Notice and Proxy Statement online OR you can receive a free paper or email copy of the material(s) by requesting prior to June 5, 2023. If you would like to request a copy of the material(s) for this and/or future shareholder meetings, you may (1) visit www.ProxyVote.com, (2) call 1-800-579-1639 or (3) send an email to sendmaterial@proxyvote.com. If sending an email, please include your control number (indicated below) in the subject line. Unless requested, you will not otherwise receive a paper or email copy. 2023 Annual General Meeting Vote by June 21, 2023 11:59 PM ET Voting Items Board Recommends THIS IS NOT A VOTABLE BALLOT This is an overview of the proposals being presented at the upcoming shareholder meeting. Please follow the instructions on the reverse side to vote these important matters. Vote at www.ProxyVote.com V18449-P93987 SOPHiA GENETICS SA 2023 Annual General Meeting Vote by June 21, 2023 11:59 PM ET 1. 2022 Management Report, Annual Financial Statements and Consolidated Financial Statements, Auditors’ Reports The Board of Directors proposes that the Management Report, the Annual Financial Statements and the Consolidated Financial Statements for the fiscal year 2022 be approved, and that the Auditors’ Reports be acknowledged. 2. Discharge of the members of the Board of Directors and the Executive Committee The Board of Directors proposes that the members of the Board of Directors and the Executive Committee be discharged from liability for the financial year 2022. 3. Appropriation of 2022 Financial Result The Board of Directors proposes that the loss of the Company be carried forward to new account. 6. Election of the Independent Proxy The Board of Directors proposes to elect the notary firm PHC Notaires, in Lausanne, Switzerland, as Independent Proxy for a term of office until completion of the 2024 Annual General Meeting. 8b. Approval of the maximum aggregate amount of fixed compensation of the Executive Committee for 2024 The Board of Directors proposes to approve a maximum aggregate amount of fixed compensation for the members of the Executive Committee of USD 2,479,400 for the fiscal year 2024. 8c. Approval of the maximum aggregate amount of variable compensation of the Executive Committee for 2023 The Board of Directors proposes to approve a maximum aggregate amount of variable compensation for the members of the Executive Committee of USD 12,000,000 for the current fiscal year 2023. 7. Re-election of the Statutory Auditor The Board of Directors proposes to re-elect PricewaterhouseCoopers SA as the Company’s statutory auditor for the financial year 2023. 4a. Re-election of Troy Cox (as Chairman and member of the Board) 8a. Approval of the maximum aggregate amount of compensation of the Board of Directors until completion of the 2024 Annual General Meeting The Board of Directors proposes to approve a maximum aggregate amount of compensation for the members of the Board of Directors of USD 1,942,600 for the period from the 2023 Annual General Meeting to the 2024 Annual General Meeting. 9a. Change of Statutory Seat The Board of Directors proposes to amend Article 1 (Name, registered office) of our AoA in order to change the Company’s registered seat from Saint-Sulpice, Canton of Vaud, to Rolle, Canton of Vaud. 9f. Shares and Shareholders Matters The Board of Directors proposes to amend the following provisions of the AoA: Article 8, Article 9, Article 10, Article 11, Article 12, Article 13, Article 14, heading of Section 7 and Article 35. 9g. Corporate Governance and other matters The Board of Directors proposes to amend the following provisions of the AoA: Article 19, Article 20, Article 25 and heading of Article 25, Article 26, Article 27, Article 29, Article 30 and Article 32. 9b. Capital Range The Board of Directors proposes to replace the current Article 4a (Authorized Share Capital) of our AoA by a new Article 4a (Capital Range). 9c. Conditional Share Capitals The Board of Directors proposes to amend Article 4b and Article 4c of our AoA. 9d. Venue The Board of Directors proposes to introduce a new Article 11a in our AoA. 9e. Jurisdiction The Board of Directors proposes to amend Article 14 of our AoA and introduce a new Article 35a in our AoA. 5a. Re-election of Jean-Michel Cosséry 5b. Re-election of Kathy Hibbs 5c. Re-election of Vincent Ossipow 4b. Re-election of Jurgi Camblong (as member of the Board) 4c. Re-election of Tomer Berkovitz (as member of the Board) 4d. Re-election of Jean-Michel Cosséry (as member of the Board) 4e. Re-election of Kathy Hibbs (as member of the Board) 4f. Re-election of Didier Hirsch (as member of the Board) 4g. Re-election of Vincent Ossipow (as member of the Board) 4h. Election of Lila Tretikov (as member of the Board) 4. Re-election of the Chairman; election and re-election of the Members of the Board of Directors 8. Approval of the Compensation of the Board of Directors and the Executive Committee 9. Amendments to the Articles of Association 5. Re-election of the members of the Compensation Committee NOTE: Such other business as may properly come before the meeting or any adjournment thereof. For For For For For For For For For For For For For For For For For For For For For For For For For For

*If you choose to vote these shares in person at the meeting, you must request a “legal proxy.” To do so, please follow the instructions at www.ProxyVote.com or request a paper copy of the materials, which will contain the appropriate instructions. Please check the meeting materials for any special requirements for meeting attendance. Smartphone users Point your camera here and vote without entering a control number V1.1 Your Vote Counts! SOPHiA GENETICS SA For complete information and to vote, visit www.ProxyVote.com Control # V18448-P93987 Vote in Person at the Meeting* June 26, 2023 2:00 PM, Local Time Offices of SOPHiA GENETICS SA, La Pièce 12 1180 Rolle, Switzerland You invested in SOPHiA GENETICS SA and it’s time to vote! You have the right to vote on proposals being presented at the Annual General Meeting. This is an important notice regarding the availability of proxy material for the shareholder meeting to be held on June 26, 2023. Get informed before you vote View the Notice and Proxy Statement online OR you can receive a free paper or email copy of the material(s) by requesting prior to June 5, 2023. If you would like to request a copy of the material(s) for this and/or future shareholder meetings, you may (1) visit www.ProxyVote.com, (2) call 1-800-579-1639 or (3) send an email to sendmaterial@proxyvote.com. If sending an email, please include your control number (indicated below) in the subject line. Unless requested, you will not otherwise receive a paper or email copy. 2023 Annual General Meeting Vote by June 21, 2023 11:59 PM ET Voting Items Board Recommends THIS IS NOT A VOTABLE BALLOT This is an overview of the proposals being presented at the upcoming shareholder meeting. Please follow the instructions on the reverse side to vote these important matters. Vote at www.ProxyVote.com V18449-P93987 SOPHiA GENETICS SA 2023 Annual General Meeting Vote by June 21, 2023 11:59 PM ET 1. 2022 Management Report, Annual Financial Statements and Consolidated Financial Statements, Auditors’ Reports The Board of Directors proposes that the Management Report, the Annual Financial Statements and the Consolidated Financial Statements for the fiscal year 2022 be approved, and that the Auditors’ Reports be acknowledged. 2. Discharge of the members of the Board of Directors and the Executive Committee The Board of Directors proposes that the members of the Board of Directors and the Executive Committee be discharged from liability for the financial year 2022. 3. Appropriation of 2022 Financial Result The Board of Directors proposes that the loss of the Company be carried forward to new account. 6. Election of the Independent Proxy The Board of Directors proposes to elect the notary firm PHC Notaires, in Lausanne, Switzerland, as Independent Proxy for a term of office until completion of the 2024 Annual General Meeting. 8b. Approval of the maximum aggregate amount of fixed compensation of the Executive Committee for 2024 The Board of Directors proposes to approve a maximum aggregate amount of fixed compensation for the members of the Executive Committee of USD 2,479,400 for the fiscal year 2024. 8c. Approval of the maximum aggregate amount of variable compensation of the Executive Committee for 2023 The Board of Directors proposes to approve a maximum aggregate amount of variable compensation for the members of the Executive Committee of USD 12,000,000 for the current fiscal year 2023. 7. Re-election of the Statutory Auditor The Board of Directors proposes to re-elect PricewaterhouseCoopers SA as the Company’s statutory auditor for the financial year 2023. 4a. Re-election of Troy Cox (as Chairman and member of the Board) 8a. Approval of the maximum aggregate amount of compensation of the Board of Directors until completion of the 2024 Annual General Meeting The Board of Directors proposes to approve a maximum aggregate amount of compensation for the members of the Board of Directors of USD 1,942,600 for the period from the 2023 Annual General Meeting to the 2024 Annual General Meeting. 9a. Change of Statutory Seat The Board of Directors proposes to amend Article 1 (Name, registered office) of our AoA in order to change the Company’s registered seat from Saint-Sulpice, Canton of Vaud, to Rolle, Canton of Vaud. 9f. Shares and Shareholders Matters The Board of Directors proposes to amend the following provisions of the AoA: Article 8, Article 9, Article 10, Article 11, Article 12, Article 13, Article 14, heading of Section 7 and Article 35. 9g. Corporate Governance and other matters The Board of Directors proposes to amend the following provisions of the AoA: Article 19, Article 20, Article 25 and heading of Article 25, Article 26, Article 27, Article 29, Article 30 and Article 32. 9b. Capital Range The Board of Directors proposes to replace the current Article 4a (Authorized Share Capital) of our AoA by a new Article 4a (Capital Range). 9c. Conditional Share Capitals The Board of Directors proposes to amend Article 4b and Article 4c of our AoA. 9d. Venue The Board of Directors proposes to introduce a new Article 11a in our AoA. 9e. Jurisdiction The Board of Directors proposes to amend Article 14 of our AoA and introduce a new Article 35a in our AoA. 5a. Re-election of Jean-Michel Cosséry 5b. Re-election of Kathy Hibbs 5c. Re-election of Vincent Ossipow 4b. Re-election of Jurgi Camblong (as member of the Board) 4c. Re-election of Tomer Berkovitz (as member of the Board) 4d. Re-election of Jean-Michel Cosséry (as member of the Board) 4e. Re-election of Kathy Hibbs (as member of the Board) 4f. Re-election of Didier Hirsch (as member of the Board) 4g. Re-election of Vincent Ossipow (as member of the Board) 4h. Election of Lila Tretikov (as member of the Board) 4. Re-election of the Chairman; election and re-election of the Members of the Board of Directors 8. Approval of the Compensation of the Board of Directors and the Executive Committee 9. Amendments to the Articles of Association 5. Re-election of the members of the Compensation Committee NOTE: Such other business as may properly come before the meeting or any adjournment thereof. For For For For For For For For For For For For For For For For For For For For For For For For For For